

GLENBOROUGH REALTY TRUST INC

Annual Report 2001

FINANCIAL HIGHLIGHTS

Year Ended December 31, (in thousands, except per share amounts)	1997	1998	1999	2000	2001
Total Revenue (excluding gain or loss from real estate sales)	$ 67,309	$ 236,679	$ 265,967	$ 255,675	**$ 200,477**
Funds from Operations	36,087	79,920	84,047	71,860	**72,784**
FFO/Share	$ 1.83	$ 2.25	$ 2.37	$ 2.18	**$ 2.39**
Cash Available for Distribution	32,335	68,357	66,576	51,756	**58,294**
CAD/Share	$ 1.64	$ 1.92	$ 1.87	$ 1.57	**$ 1.91**
Common Dividends	$ 1.38	$ 1.68	$ 1.68	$ 1.68	**$ 1.69**
Common Shares Outstanding at Year End*	33,913	35,977	34,436	30,066	**30,007**
FFO Payout Ratio	75%	75%	71%	77%	**70%**
CAD Payout Ratio	84%	87%	90%	107%	**88%**
Book Assets	906,987	1,961,885	1,908,774	1,486,219	**1,534,601**
Total Debt	228,299	922,097	897,358	606,677	**653,014**
Debt/Book Assets	25%	47%	47%	41%	**43%**
Total Market Capitalization	1,232,962	1,942,624	1,641,186	1,381,344	**1,487,600**
Debt/Market Capitalization	19%	47%	55%	44%	**44%**
Number of Properties	125	175	154	88	**79**
Same Store NOI Growth	6.2%	6.0%	1.3%	5.1%	**4.7%**

*Including Operating Partnership Units

HISTORICAL STOCK PRICE AND DIVIDENDS[1]

	Common Stock			Preferred Stock		
Quarterly Period	High	Low	Div/Share	High	Low	Div/Share
2000						
First Quarter	15.19	12.94	0.42	15.94	13.94	0.48
Second Quarter	18.19	14.56	0.42	17.25	14.63	0.48
Third Quarter	19.88	17.50	0.42	18.25	16.94	0.48
Fourth Quarter	17.75	14.88	0.42[2]	17.50	15.69	0.48[2]
2001						
First Quarter	19.05	16.81	0.42	19.88	16.63	0.48
Second Quarter	19.30	16.66	0.42	20.24	18.05	0.48
Third Quarter	21.20	17.25	0.42	20.75	18.26	0.48
Fourth Quarter	19.65	16.89	0.43[2]	21.50	19.15	0.48[2]
2002						
First Quarter	20.99[3]	19.11[3]	0.43[4]	23.25[3]	21.15[3]	0.48[4]

[1] Stock prices shown are closing prices in trading on the New York Stock Exchange.
[2] Dividends for the fourth quarter of 2000 and 2001 were paid in January of the following year.
[3] High and low stock closing prices through February 28, 2002.
[4] Dividends for the first quarter of 2002 will be paid on April 15, 2002.



TWO

TO OUR SHAREHOLDERS

Our continuing strategy is to actively manage our real estate portfolio and allocate our capital to profit from, and respond to, ever-changing market conditions. From 1996 through 1998, we took advantage of favorable market conditions to grow our assets from $100 million to more than $1.6 billion through portfolio acquisitions.

Since then, we have continued to refine our strategy by gradually shifting from a diversified portfolio to a portfolio emphasizing high-quality multi-tenant office properties in large, dynamic markets, especially our seven core markets of Northern California, Southern California, Denver, Chicago, Washington D.C., Boston and Northern New Jersey. These are properties characterized by strong locations, proximity to transportation, limited competition due to lack of developable land or restrictive zoning laws, diversification of tenant credit risk and staggered lease expirations, all of which we hope will lead to higher tenant retention and higher rents. In 2001 we invested more than $100 million in strategic acquisitions that met these criteria: Rockwall I and II in Rockville, Maryland; King Street Station in Alexandria, Virginia; and Newport Plaza in Newport Beach, California.

In addition to our active portfolio management, we focus equally on managing our capital structure, achieving and maintaining a low ratio of debt to assets, a low cost of debt, and readily available credit to provide near-term liquidity and long-term safety and security. An important element of our capital management strategy has been our stock repurchase program, which was launched in February of 1999. By year-end 2001, we had repurchased about 6.2 million shares (20%) of our common stock, and about 1.4 million shares (12%) of our convertible preferred, investing more than $125 million in our own stock. That capital could have been used to purchase assets, but we believed that our own stock was the best value we could find, and as our asset base has contracted, our value per share has grown.

The current economic environment presents challenges for commercial real estate companies in the form of higher vacancies and a slower leasing environment. But these conditions—and the prospects for a recovery—also create opportunities. There are several factors which we believe position us to take advantage of those opportunities. First, more than 70% of our portfolio is concentrated in our seven core markets, which we think will be among the first markets leading the recovery. Second, we have a sufficient



land inventory in our core markets, which can be developed as market conditions warrant, either for long-term ownership or for short-term profits through merchant building in our taxable subsidiary. And third, our capital structure provides ample credit to finance acquisition opportunities or strategic development.

In 2001, Glenborough's common stock generated a total return of 22%, well in excess of the RMS REIT Index return of about 13%. By contrast, the Dow Jones Industrials, the S&P 500 and the NASDAQ all produced *negative* total returns for the year. And our convertible preferred stock generated a total return of 35% in 2001. We are also pleased with our operating successes during the year: same store net operating income increased 4.7%; debt was kept low at 43% of book assets; the number of geographic markets was reduced from 19 to 17; 71% of our portfolio is now concentrated in our core markets, up from 63% at the end of last year; we continued to improve the portfolio through acquisitions and dispositions; and the common dividend increased from $1.68 to $1.72.

As always, we owe our success to the continued support of our tenants, our employees and our shareholders. Thank you.

Robert Batinovich
Chairman and Chief Executive Officer

Andrew Batinovich
President and Chief Operating Officer

Glenborough continues its ongoing commitment to a portfolio with larger and better properties, located in fewer and stronger markets. Thus, in our sales efforts, we focus on disposing of smaller, older properties, and properties in markets which we view as less dynamic over the long term. In 2001 we disposed of 13 commercial properties with an average size of 94,000 square feet and an average age of 18 years, and acquired five properties with an average size of 185,000 square feet and an average age of nine years. All of the acquired properties were located in our core markets, and a majority of the sold properties were located outside our core markets. In the process, we completely exited the Seattle and North Carolina markets.

2001 COMMERCIAL PROPERTY TRANSACTIONS

	Number of Properties	Volume ($ millions)	Property Type	Average Size	Average Price ($ millions)	Average Age
Sold	13	$ 90	Retail, Industrial and Office	94,000 sq. ft.	$ 6.9	18 years
Acquired	5	$153	Office and Industrial	185,000 sq. ft.	$30.6	9 years

FEWER MARKETS, BIGGER AND BETTER PROPERTIES

	Year-End 1998	Year-End 1999	Year-End 2000	Year-End 2001
Concentration in Seven Core Markets	42%	41%	63%	71%
Number of Markets	35	32	19	17
Average Asset Size ($ millions)	$10	$12	$14	$18
Number of Properties*	175	152	85	77

*Excludes joint venture properties


2000

A strong capital structure and the preservation of financial flexibility form the foundation for the continued growth of Glenborough's business over the long term. The optimal mix of debt and equity will maximize returns to our shareholders while ensuring the long-term safety of the dividend and preservation of equity capital. Glenborough's overall debt level ended the year at less than 43% of gross book value. Low leverage resulted in a substantial improvement in all of our coverage ratios as further highlighted in the accompanying graphs.

In 2001 Glenborough identified a number of opportunities to take advantage of historically low interest rates and increased the amount of fixed rate debt in its portfolio. Our strong and continuing relationships with a number of leading institutional lenders have allowed Glenborough to successfully manage interest rate exposure and liquidity by retiring short-term floating rate debt and replacing it with longer-term fixed rate debt.

Glenborough maintains a $180 million line of credit provided by a group of major commercial banks. At year-end 2001, over $100 million was available on the line of credit, providing borrowing capacity to take advantage of opportunities in our markets as they may arise.


Key Coverage Ratios
4x
3x
2x
1x
Fixed Charge Coverage
Debt Coverage
Interest Coverage
2000
2001


Fixed Rate Debt vs. Floating Rate Debt
80%
60%
40%
20%
0%
% of Total Debt
2000
2001
Fixed Rate
Floating Rate


FINANCIAL PLAZA
16830



TOTAL RETURN COMPARISON


One-Year
Total Annual Return
24%
12%
0%
-12%
-24%
Three-Year
Total Annual Return
12%
8%
4%
0%
-4%
Since Glenborough Went Public in 1996
Total Annual Return
16%
12%
8%
4%
0%
Glenborough
RMS REIT
S&P 500
NASDAQ Composite
Dow Jones Industrials

An investor who purchased Glenborough common stock when the Company went public in early 1996 has achieved a total return through the end of 2001 of 16% annually, well above the S&P 500, Dow Jones Industrials, NASDAQ Composite and RMS REIT indices. An investor who purchased Glenborough common stock at the beginning of 2001 and held it through year-end achieved a total return of 22%, again surpassing any of the comparison indices. And our convertible preferred stock has produced total returns of 35% in 2001 and 37% in 2000. The accompanying charts compare the total annual return on an investment in Glenborough common stock for holding periods of one year, three years and since inception, each ending December 31, 2001, with returns for comparable periods under the comparison indices.

Glenborough Realty Trust Incorporated

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31,	2001	2000	1999
(in thousands, except share and per share amounts)			
Revenue			
Rental revenue	$188,683	$242,582	$255,339
Fees and reimbursements from affiliates	6,628	3,713	3,312
Interest and other income	4,920	8,311	6,404
Equity in earnings of Associated Company	—	1,455	1,222
Equity in earnings (losses) of unconsolidated operating joint ventures	246	(386)	(310)
Total revenue	200,477	255,675	265,967
Expenses			
Property operating expenses	56,857	82,906	88,037
General and administrative	10,458	13,353	9,688
Depreciation and amortization	47,892	59,490	58,295
Interest expense	37,802	63,281	64,782
Provision for impairment of real estate assets	—	4,800	—
Provision for impairment of non-real estate assets	—	4,404	—
Loss on sale of mortgage loan receivable	—	—	1,229
Total expenses	153,009	228,234	222,031
Income before gain on sales of real estate assets, minority interest and extraordinary item	47,468	27,441	43,936
Net gain on sales of real estate assets	884	21,495	9,013
Income before minority interest and extraordinary item	48,352	48,936	52,949
Minority interest	(2,745)	(2,157)	(3,647)
Net income before extraordinary item	45,607	46,779	49,302
Extraordinary item:			
Net (loss) gain on early extinguishment of debt	(1,732)	(7,910)	984
Net income	43,875	38,869	50,286
Preferred dividends	(19,564)	(20,713)	(22,280)
Net income available to Common Stockholders	$ 24,311	$ 18,156	$ 28,006
Basic Per Share Data:			
Net income before extraordinary item	$ 0.96	$ 0.89	$ 0.86
Extraordinary item	(0.06)	(0.27)	0.03
Net income available to Common Stockholders	$ 0.90	$ 0.62	$ 0.89
Basic weighted average shares outstanding	26,974,963	29,295,250	31,346,568
Diluted Per Share Data:			
Net income before extraordinary item	$ 0.94	$ 0.85	$ 0.86
Extraordinary item	(0.05)	(0.23)	0.03
Net income available to Common Stockholders	$ 0.89	$ 0.62	$ 0.89
Diluted weighted average shares outstanding	30,517,525	33,023,802	35,522,627

Glenborough Realty Trust Incorporated

CONSOLIDATED BALANCE SHEETS

As of December 31,	2001	2000
(in thousands, except share amounts)		
Assets		
Rental properties, gross	$1,338,022	$1,208,566
Accumulated depreciation	(146,198)	(115,061)
Rental properties, net	1,191,824	1,093,505
Investments in land and development	98,105	86,286
Investments in unconsolidated operating joint ventures	8,089	9,119
Mortgage loans receivable	39,061	37,250
Cash and cash equivalents	4,410	102,195
Other assets	46,914	42,803
Total Assets	$1,388,403	$1,371,158
Liabilities and Stockholders' Equity		
Liabilities:		
Mortgage loans	$ 588,420	$ 450,624
Unsecured term debt	—	125,000
Unsecured bank line	64,594	31,053
Other liabilities	22,730	26,871
Total liabilities	675,744	633,548
Commitments and contingencies		
Minority interest	66,509	68,754
Stockholders' Equity:		
Common stock, $0.001 par value, 26,938,804 and 26,991,770 shares issued and outstanding at December 31, 2001 and 2000, respectively	27	27
Preferred stock, $0.001 par value, $25.00 liquidation preference, 10,097,800 shares issued and outstanding at December 31, 2001 and 2000	10	10
Additional paid-in capital	762,050	763,974
Deferred compensation	(945)	(1,143)
Retained earnings (deficit)	(114,992)	(94,012)
Total stockholders' equity	646,150	668,856
Total Liabilities and Stockholders' Equity	$1,388,403	$1,371,158

Glenborough Realty Trust Incorporated

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,	2001	2000	1999
(in thousands)			
Cash flows from operating activities:			
Net income	$ 43,875	$ 38,869	$ 50,286
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	47,892	59,490	58,295
Amortization of loan fees, included in interest expense	1,574	2,504	2,035
Accrued interest on mortgage loans receivable	(1,811)	(2,075)	(1,246)
Minority interest in income from operations	2,745	2,157	3,647
Equity in earnings of Associated Company	—	(1,455)	(1,222)
Equity *in (earnings) losses of unconsolidated operating joint ventures*	(246)	386	310
Loss on sale of mortgage loan receivable	—	—	1,229
Net gain on sales of real estate assets	(884)	(21,495)	(9,013)
Net loss (gain) on early extinguishment of debt	1,732	7,910	(984)
Provision for impairment of real estate assets	—	4,800	—
Provision for impairment of non-real estate assets	—	4,404	—
Amortization of deferred compensation	198	115	118
Changes in certain assets and liabilities, net	(15,356)	(9,556)	(11,788)
Net cash provided by operating activities	79,719	86,054	91,667
Cash flows from investing activities:			
Net proceeds from sales of *real* estate assets	107,314	468,432	144,846
Additions to real estate assets	(131,893)	(72,753)	(51,227)
Deposits on prospective acquisitions	—	(2,273)	—
Investments in land and development	(49,707)	(48,356)	(10,203)
Investments in unconsolidated operating joint ventures	(86)	(3,845)	(5,989)
Distributions from unconsolidated operating joint ventures	—	535	—
Additions to mortgage loans receivable	—	—	(1,141)
Principal payments from mortgage loans receivable	—	2,407	5,996
Repayment of notes receivable	—	3,040	—
Payments from affiliates	—	200	900
Contribution to Associated Company	—	(25)	—
Distributions from Associated Company	—	1,258	625
Merger of Associated Company and the Company	—	7,705	—
Net cash (used for) provided by investing activities	(74,372)	356,325	83,807

Glenborough Realty Trust Incorporated

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the years ended December 31,	2001	2000	1999
(in thousands)			
Cash flows from financing activities:			
Proceeds from borrowings	$ 447,688	$ 310,360	$ 342,348
Repayment of borrowings	(479,306)	(485,336)	(403,162)
Prepayment penalties on repayment of borrowings	(849)	(2,708)	(2,026)
Contributions from minority interest holders	147	—	—
Distributions to minority interest holders	(5,137)	(5,990)	(7,050)
Dividends paid to common and preferred stockholders	(64,886)	(71,093)	(75,087)
Exercise of stock options	327	686	1,275
Repurchases of common stock	(1,116)	(74,066)	(27,129)
Repurchases of preferred stock	—	(18,519)	(2,518)
Net cash used for financing activities	(103,132)	(346,666)	(173,349)
Net (decrease) increase in cash and cash equivalents	$ (97,785)	$ 95,713	$ 2,125
Cash and cash equivalents at beginning of year	102,195	6,482	4,357
Cash and cash equivalents at end of year	$ 4,410	$ 102,195	$ 6,482
Supplemental disclosure of cash flow information:			
Cash paid for interest (net of capitalized interest of $4,573, $3,777 and $2,675 in 2001, 2000 and 1999, respectively)	$ 37,483	$62,645	$ 63,316
Supplemental disclosure of Non-Cash Investing and Financing Activities:			
Assumption of mortgage loans in acquisition of real estate	$ 82,203	$ 4,300	$ 39,275
Disposition of real estate involving buyer's assumption of mortgage loans	$ 4,248	$ 120,517	$ —
Acquisition of real estate assets from development alliances and unconsolidated operating joint ventures	$ 39,250	$ 327	$ 597
Conversion of Operating Partnership units into common stock, at market value on date of issuance	$ 1,135	$ 5,915	$ 8,822
Redemption of Operating Partnership units	$ —	$ 2,586	$ —
Issuance of Common Stock in merger of Associated Company and the Company	$ —	$ 2,615	$ —
Unrealized gain on marketable securities	$ 31	$ —	$ 34

Glenborough Realty Trust Incorporated

SUPPLEMENTARY FINANCIAL INFORMATION

Quarter Ended	March 31, 2001	June 30, 2001	Sept 30, 2001	Dec 31, 2001
(in thousands, except share and per share amounts)				
Revenue				
Rental revenue	$43,904	$47,710	$48,739	$48,330
Fees and reimbursements from affiliates	2,310	1,206	1,785	1,327
Interest and other income	1,952	799	628	1,541
Equity in earnings (losses) of unconsolidated operating joint ventures	52	(1)	38	157
Total revenue	48,218	49,714	51,190	51,355
Expenses				
Property operating expenses	14,093	13,703	14,546	14,515
General and administrative	3,083	2,968	2,374	2,033
Depreciation and amortization	10,838	11,976	12,065	13,013
Interest expense	8,876	9,487	9,855	9,584
Total expenses	36,890	38,134	38,840	39,145
Income before gain or loss on sales of real estate assets, minority interest and extraordinary item	11,328	11,580	12,350	12,210
Net gain (loss) on sales of real estate assets	58	(182)	3,007	(1,999)
Income before minority interest and extraordinary item	11,386	11,398	15,357	10,211
Minority interest	(587)	(631)	(996)	(531)
Net income before extraordinary item	10,799	10,767	14,361	9,680
Extraordinary item:				
Net loss on early extinguishment of debt	(763)	(262)	(682)	(25)
Net income	10,036	10,505	13,679	9,655
Preferred dividends	(4,891)	(4,891)	(4,891)	(4,891)
Net income available to Common Stockholders	$ 5,145	$ 5,614	$ 8,788	$ 4,764
Basic Per Share Data:				
Net income before extraordinary item	$ 0.22	$ 0.22	$ 0.35	$ 0.18
Extraordinary item	(0.03)	(0.01)	(0.02)	—
Net income available to Common Stockholders	$ 0.19	$ 0.21	$ 0.33	$ 0.18
Basic weighted average shares outstanding	26,992,324	26,989,534	26,984,208	26,934,323
Diluted Per Share Data:				
Net income before extraordinary item	$ 0.22	$ 0.21	$ 0.34	$ 0.17
Extraordinary item	(0.03)	(0.01)	(0.02)	—
Net income available to Common Stockholders	$ 0.19	$ 0.20	$ 0.32	$ 0.17
Diluted weighted average shares outstanding	30,476,401	30,467,322	30,588,078	30,472,064

Quarterly per share amounts do not necessarily sum to per share amounts for the year, because weighted average shares outstanding are measured for each period presented, rather than solely for the entire year.

Glenborough Realty Trust Incorporated

SUPPLEMENTARY FINANCIAL INFORMATION (continued)

Quarter Ended	March 31, 2000	June 30, 2000	Sept 30, 2000	Dec 31, 2000
(in thousands, except share and per share amounts)				
Revenue				
Rental revenue	$63,161	$60,817	$58,891	$59,713
Fees and reimbursements from affiliates	468	1,894	479	872
Interest and other income	1,216	3,427	2,224	1,444
Equity in earnings of Associated Company	46	576	405	428
Equity in losses of unconsolidated operating joint ventures	(31)	(140)	(92)	(123)
Total revenue	64,860	66,574	61,907	62,334
Expenses				
Property operating expenses	21,557	20,290	20,514	20,545
General and administrative	2,309	4,064	953	6,027
Depreciation and amortization	15,129	15,084	14,382	14,895
Interest expense	16,347	16,023	14,979	15,932
Provision for impairment of real estate assets	—	—	—	4,800
Provision for impairment of non-real estate assets	—	—	—	4,404
Total expenses	55,342	55,461	50,828	66,603
Income (loss) before gain or loss on sales of real estate assets, minority interest and extraordinary item	9,518	11,113	11,079	(4,269)
Net gain (loss) on sales of real estate assets	(695)	(2,347)	4,694	19,843
Income before minority interest and extraordinary item	8,823	8,766	15,773	15,574
Minority interest	(306)	(350)	(1,177)	(324)
Net income before extraordinary item	8,517	8,416	14,596	15,250
Extraordinary item:				
Net loss on early extinguishment of debt	(466)	(84)	—	(7,360)
Net income	8,051	8,332	14,596	7,890
Preferred dividends	(5,488)	(5,443)	(4,891)	(4,891)
Net income available to Common Stockholders	$ 2,563	$ 2,889	$ 9,705	$ 2,999
Basic Per Share Data:				
Net income before extraordinary item	$ 0.10	$ 0.10	$ 0.34	$ 0.36
Extraordinary item	(0.02)	—	—	(0.26)
Net income available to Common Stockholders	$ 0.08	$ 0.10	$ 0.34	$ 0.10
Basic weighted average shares outstanding	30,355,685	29,330,163	28,677,017	28,830,040
Diluted Per Share Data:				
Net income before extraordinary item	$ 0.10	$ 0.10	$ 0.33	$ 0.33
Extraordinary item	(0.02)	—	—	(0.23)
Net income available to Common Stockholders	$ 0.08	$ 0.10	$ 0.33	$ 0.10
Diluted weighted average shares outstanding	34,096,464	33,111,493	32,636,164	32,337,449

Quarterly per share amounts do not necessarily sum to per share amounts for the year, because weighted average shares outstanding are measured for each period presented, rather than solely for the entire year.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
GLENBOROUGH REALTY TRUST INCORPORATED

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of GLENBOROUGH REALTY TRUST INCORPORATED and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001, appearing in Appendix A to the proxy statement for the 2002 annual meeting of stockholders of the Company (not presented herein). In our report dated March 15, 2002, also appearing in that proxy statement, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2001 and 2000, and the related condensed statements of consolidated income and cash flows for each of the three years in the period ended December 31, 2001, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Arthur Andersen LLP

San Francisco, California
March 15, 2002

Glenborough Realty Trust Incorporated

STOCKHOLDER INFORMATION

Board of Directors

ROBERT BATINOVICH
Chairman and Chief Executive Officer
Glenborough Realty Trust Incorporated

ANDREW BATINOVICH
President and Chief Operating Officer
Glenborough Realty Trust Incorporated

RICHARD C. BLUM
Chairman
Blum Capital Partners, L.P.

PATRICK FOLEY
Private Business Consultant, Former Chairman and Chief Executive Officer
DHL Corporation, Inc.

RICHARD A. MAGNUSON
Executive Managing Director
CB Richard Ellis Investors

LAURA WALLACE
Chief Investment Officer
Public Employees Retirement System of Nevada

Executive Officers

ROBERT BATINOVICH
Chairman and Chief Executive Officer

ANDREW BATINOVICH
President and Chief Operating Officer

SANDRA L. BOYLE
Executive Vice President, Asset Management

STEPHEN R. SAUL
Executive Vice President and Chief Financial Officer

FRANK E. AUSTIN
Senior Vice President, General Counsel and Secretary

DANIEL P. LEVIN
Senior Vice President, Development

Annual Meeting of Stockholders

The Annual Meeting will be held at 10:00 a.m. on May 9, 2002 at:

Hotel Sofitel
223 Twin Dolphin Drive
Redwood City, California 94065

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948

Stock Listing

Common stock of the Company is traded on the New York Stock Exchange under the symbol "GLB". The Preferred Stock is traded under "GLB PrA".

Independent Auditors

Arthur Andersen LLP
San Francisco, California

Legal Counsel

Morrison & Foerster LLP
Palo Alto, California

Form 10-K and other materials

A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, is available, without exhibits, free of charge to its stockholders. Such requests should be made to:

SHAREHOLDER SERVICES
Glenborough Realty Trust Incorporated
400 South El Camino Real
San Mateo, California 94402-1708
(650) 343-9300
www.glenborough.com
shareholderservices@glenborough.com

Direct Stock Purchase Plan

The Company has a direct stock purchase plan including an optional dividend reinvestment component. Stockholders interested in participating can obtain information by contacting the Company or
Registrar and Transfer Company
Direct Purchase / DRP Department
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 525-7686

GLB LISTED NYSE

GLENBOROUGH
REALTY TRUST INCORPORATED

400 South El Camino Real
San Mateo, California 94402-1708
(650) 343-9300
www.glenborough.com